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SECU[redacted]MISSION

05040524

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46838

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BNY Brokerage Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 Broadway, 48th Floor

(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER M. SPRINGER **(212) 468-7560**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2005
WASH, D.C.
179

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

We, Carey Pack and Christopher Springer, affirm that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BNY Brokerage Inc., as of December 31st, 2004, are true and correct. We further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

The financial statements and supplemental information of the Company are made available to all of the Company's members and allied members of the New York Stock Exchange, Inc.

Carey Pack, President

Christopher Springer, Chief Financial Officer

Notary Public

PETRA F. BEGLEY
Notary Public, State of New York
No. 01BE6075251
Qualified in New York County
Commission Expires June 3, 2006

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- X (q) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

BNY Brokerage, Inc.

December 31, 2004
with Report of Independent Registered Public Accounting Firm

BNY Brokerage, Inc.

Statement of Financial Condition

December 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of
BNY Brokerage, Inc.

We have audited the accompanying statement of financial condition of BNY Brokerage, Inc. (the "Company") as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BNY Brokerage, Inc. at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 15, 2005

BNY Brokerage, Inc.

Statement of Financial Condition

December 31, 2004

Assets	
Cash and cash equivalents	$ 94,985,589
Cash and securities segregated in compliance with federal regulations	42,467,629
Deposits with clearing organizations	18,276,010
Receivable from brokers, dealers and clearing organizations	48,435,088
Receivable from customers	30,533,008
Exchange memberships, at cost (market value—$9,850,500)	15,941,450
Fixed assets, at cost, net of accumulated depreciation and amortization of $12,373,090	15,972,866
Goodwill, net of accumulated amortization of $6,787,637	175,067,915
Intangible assets, net of accumulated amortization of $4,366,380	6,814,836
Other assets	12,901,573
Total assets	$461,395,964
Liabilities and stockholder's equity	
Liabilities:	
Due to banks	$ 3,139,546
Payable to brokers, dealers and clearing organizations	21,356,816
Payable to customers	46,422,634
Deferred soft dollar and commission recapture payable	27,646,716
Taxes payable to Parent	33,679,037
Accrued compensation and other liabilities	40,521,235
	172,765,984
Commitments and contingencies *(Note 10)*	–
Subordinated liabilities	50,000,000
Stockholder's equity	238,629,980
Total liabilities and stockholder's equity	$461,395,964

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Description of Business

BNY Brokerage, Inc. (the "Company") is a wholly-owned subsidiary of The Bank of New York (the "Parent"). The Company is an institutional agency brokerage firm that specializes in execution and clearance of transactions in listed equities, over-the-counter securities, options and bonds for institutional clients, including banks, investment managers, hedge funds, plan sponsors and institutional broker-dealers. The Company also provides commission management and transition management services for its clients. The Company is a member of the New York Stock Exchange, Inc. ("NYSE"), American Stock Exchange, Inc., Chicago Board Options Exchange, Inc. and other regional exchanges.

On March 23, 2004, the Parent purchased software and certain other assets of Sonic Financial Technologies LLC, a leading provider of direct access electronic trading solutions. The purchase enables the Company to provide institutional clients with direct access to all primary Electronic Communications Networks ("ECNs"), the National Association of Securities Dealers Automated Quotations ("NASDAQ"), market makers and multiple listed equity markets through a set of self-directed trading tools for single-stock and program trading that consolidate market access. The Company leases this software and related hardware from the Parent (Note 7).

On May 3, 2004, BNY Direct Execution, Inc. ("BNY Direct"), the former wholly-owned subsidiary of the Company, was merged into the Company. As a division of the Company, BNY Direct continues to offer direct access to floor brokers at the NYSE for investment manager clients.

On October 29, 2004, the Company acquired certain execution and commission management assets of Wilshire Associates, Inc. ("Wilshire"). Wilshire is a leading global investment technology, investment management and investment consulting firm.

1. Organization and Description of Business (continued)

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed by the Company at the date of the Wilshire acquisition:

As of October 29, 2004	
Current assets	$ 262,217
Goodwill	1,188,130
Intangible assets	611,870
Total assets acquired	2,062,217
Current liabilities	(264,785)
Net assets acquired	$ 1,797,432

2. Significant Accounting Policies

Securities Transactions

Included in cash and securities segregated in compliance with federal regulations on the statement of financial condition are securities purchased under agreements to resell with a carrying value of $42,400,000. Included in deposits with clearing organizations are short-term U. S. treasury bills with a market value of $3,994,231, which are recorded on a trade date basis at fair value.

Collateralized Securities Transactions

Securities purchased under agreements to resell ("resale agreements"), consisting of U.S. government securities, are accounted for as financing transactions and are recorded at their contractual amounts, plus accrued interest. It is Company policy to obtain possession or control of securities, which have a fair value in excess of the original principal amount loaned, in order to collateralize resale agreements. On a regular basis, the Company monitors the fair value of the securities purchased under these agreements versus the related receivable balances. Should the fair value of the securities purchased decline, additional collateral is requested, or excess collateral is returned when deemed appropriate to maintain contractual margin protection.

2. Significant Accounting Policies (continued)

Collateralized Securities Transactions (continued)

Securities borrowed are recorded at the amount of cash collateral advanced in connection with the transaction. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The initial collateral advanced has a fair value equal to or greater than the fair value of the securities borrowed. The Company monitors the fair value of the securities borrowed on a regular basis and adjusts the cash collateral advanced, as appropriate (Note 3 and Note 12).

Exchange Memberships

Exchange memberships are valued at cost or at a lesser amount if there is permanent impairment in value. All exchange memberships are used for the business activity of the Company. The Company used a cash flow model to determine that there was no permanent impairment of the exchange memberships at December 31, 2004.

Fixed Assets

Furniture and equipment and computer hardware are depreciated on a straight-line basis over estimated useful lives between three and seven years. Software costs are amortized on a straight-line basis over five years. Leasehold improvements are amortized on a straight-line basis over the life of the lease or the improvement, whichever is shorter.

Software Costs

The Company capitalizes certain costs incurred in connection with developing or obtaining software for internal use. Qualifying internally developed software costs are capitalized and amortized over the estimated useful life of the software ranging from three to seven years.

Goodwill and Intangible Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill and indefinite-lived intangible assets are not amortized, but are reviewed for impairment on at least an annual basis. The Company completed its annual evaluation as of March 31, 2004 and determined no impairment charge was required.

2. Significant Accounting Policies (continued)

Goodwill and Intangible Assets (continued)

In addition to the Wilshire acquisition, goodwill increased during 2004 by approximately $8.8 million due to contingency payments made for prior acquisitions, primarily related to achievement of revenue and client retention targets.

Identifiable intangible assets consist of customer lists and acquired software and are being amortized on a straight-line basis over their estimated useful lives, which are one to seven years from the date of the original acquisition.

Cash and Cash Equivalents

The Company considers demand deposits and money market accounts to be cash and cash equivalents. The carrying amounts of the Company's cash and cash equivalents approximate their fair market value due to their short-term nature.

Deferred Soft Dollar and Commission Recapture Payable

When a customer's commission payments exceed its commitment, a liability is established for future research and research related services owed to that customer.

Income Taxes

The Company accounts for income taxes under the liability method of SFAS 109 "Accounting for Income Taxes". Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related differences are expected to be recovered or settled. To the extent it is more likely than not that deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

2. Significant Accounting Policies (continued)

Other Assets

Prepaid purchased research of $7,328,342 (net of allowance of $1,696,500) is included in other assets on the statement of financial condition. Prepaid purchased research represents amounts paid for the acquisition of research and research-related services from independent originators and suppliers on behalf of the customer. Such receivables may not be evidenced by contractual obligations.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on the Company's assessment of the collectibility of receivables from brokers, dealers, and clearing organizations, prepaid purchased research, and other receivables. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may effect collectibility in determining the allowance for doubtful accounts.

Stock Options

The Bank of New York Company, Inc. ("BNY"), the parent company of the Parent, accounts for stock-based employee compensation using the fair value method of accounting under SFAS 123 "Accounting for Stock-Based Compensation", as amended by SFAS 148 "Accounting for Stock-Based Compensation – Transition and Disclosure". BNY uses the prospective method permitted under SFAS 148, which requires that options granted after January 1, 2003 be expensed. In accordance with SFAS 123 and SFAS 148, options granted prior to January 1, 2003 will continue to be accounted for under Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees".

The Company's employees participate in BNY's stock option plans. The Company is utilizing the prospective method and began expensing stock options granted after January 1, 2003.

Restricted Stock

The Company's employees participate in BNY's restricted stock program. The Company amortizes the cost of the restricted stock granted to its employees over the vesting period beginning in the year the restricted stock is granted.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of the statement of financial condition, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and the accompanying notes. Actual results could differ from those estimates.

Financial Instruments

Financial instruments recognized in the statement of financial condition approximate their fair value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing generally on a daily basis.

3. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

At December 31, 2004, amounts receivable from and payable to brokers, dealers and clearing organizations include:

Receivables:	
Broker-dealers	$15,020,471
Securities failed to deliver	12,916,557
Clearing organizations	11,671,448
Securities borrowed	8,826,612
Total receivables	$48,435,088
Payables:	
Broker-dealers	$11,715,633
Securities failed to receive	9,641,183
Total payables	$21,356,816

4. Fixed Assets

At December 31, 2004, fixed assets were comprised of:

Computer hardware	$15,671,323
Software	6,358,825
Leasehold improvements	4,772,365
Furniture and equipment	1,510,001
Other	33,442
	28,345,956
Less accumulated depreciation and amortization	(12,373,090)
Fixed assets, net	$15,972,866

Included in computer hardware and accumulated depreciation and amortization is $1,578,045 and $320,578, respectively, related to assets acquired under capital lease arrangements. Included in accrued compensation and other liabilities on the statement of financial condition is $1,152,567 which represents remaining principle payments under the capital lease obligation.

5. Intangible Assets

The following table summarizes intangible assets as of December 31, 2004:

	December 31, 2004	
	Gross Carry Amount	**Accumulated Amortization**
Amortized intangible assets		
Customer lists	$ 9,581,216	$(3,433,035)
Software	1,600,000	(933,345)
Total	$11,181,216	$(4,366,380)

6. Income Taxes

The Company is included in the consolidated federal and combined state and local tax returns filed by BNY. Income taxes are provided for pursuant to a tax sharing agreement between the Parent and BNY. The Company is included under this tax sharing agreement. Income tax benefits are recognized to the extent such benefits can be realized by BNY in its consolidated and/or combined returns.

The deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has a deferred tax asset of $412,950, and a deferred tax liability of $14,487,421, which are included in other assets and taxes payable to Parent, respectively, on the statement of financial condition. The deferred tax asset is attributable to an allowance for bad debt and deferred compensation. The deferred tax liability is attributable to goodwill and intangible amortization and fixed asset depreciation.

7. Related Party Transactions

The Company maintains a $200,000,000 committed line of credit with the Parent which is utilized for overnight financing of unsettled customer delivery versus payment and riskless principal transactions, as well as for issuance of letters of credit. At December 31, 2004, $198,516 of this line of credit was utilized for the issuance of a letter of credit.

The Company provides transaction clearing and management advisory services to B-Trade Services, LLC ("B-Trade"), an affiliate. Included in receivables from brokers, dealers and clearing organizations on the statement of financial condition is $3,934,520 relating to the Proprietary Accounts of Introducing Broker-Dealers ("PAIB") for B-Trade.

The Company provides trade execution and clearing services for Westminster Research Associates, Inc. ("WRA"), an affiliate. Included in accrued compensation and other liabilities on the statement of financial condition is a payable of $477,668 to WRA for commissions and referral fees related to such transactions, net of receivables for expenses the Company paid on behalf of WRA.

Certain affiliates provide trade execution and clearing services for the Company. Included in other assets on the statement of financial condition are commissions receivable, net of associated clearing fees, of $759,537 related to such transactions.

7. Related Party Transactions (continued)

Included in receivable from brokers, dealers and clearing organizations on the statement of financial condition is $3,581,113 relating to securities borrowed transactions with affiliates.

The Company subleases office space to the Parent. The Company subleases office space from an affiliate.

The Company provides certain management, administrative, and technical services to affiliates.

The Company receives certain administrative support services from the Parent and affiliates. Included in accrued compensation and other liabilities on the statement of financial condition are payables of $52,882 to affiliates related to employee benefits and other miscellaneous expenses that the affiliates paid on behalf of the Company.

The Company leases smart order routing software and related hardware from the Parent. Payables of $552,824 are included in accrued compensation and other liabilities on the statement of financial condition related to these leases.

8. Subordinated Liabilities

The Company maintains two separate borrowings with the Parent under subordinated agreements as follows:

	Outstanding
$25,000,000 Floating rate subordinated note due 6/30/2006 (based on LIBOR plus 1.2%)	$25,000,000
$75,000,000 Floating rate revolving term subordinated note due 4/30/2007 (based on LIBOR plus 1.2%)	25,000,000
	$50,000,000

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

9. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). The Company computes net capital under the alternative method, which requires the maintenance of net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debits arising from customer transactions, as defined. At December 31, 2004, the Company had net capital of $60,533,116 and its net capital requirement was $965,853. The Company's percentage of net capital to aggregate debits was 125.35% at December 31, 2004.

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB"), as defined. The PAIB calculation is completed to allow each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At December 31, 2004 the Company had no reserve requirement for PAIB and had $7,182,677 of qualified securities or cash on deposit in a Special Reserve Bank Account for PAIB.

10. Commitments and Contingencies

The Company is obligated under non-cancelable operating leases and NYSE seat leases to pay the following minimum rentals, which will be reduced by sublease rental payments due from the Parent:

	Lease Payments	Sublease Rentals Due	Net Lease Payments
Year:			
2005	$ 5,672,658	$ 1,387,826	$ 4,284,832
2006	5,524,693	1,470,929	4,053,764
2007	5,445,943	1,470,929	3,975,014
2008	5,514,921	1,470,929	4,043,992
2009	5,488,064	1,470,929	4,017,135
Thereafter	27,344,386	8,958,540	18,385,846
	$54,990,665	$16,230,082	$38,760,583

The operating leases are subject to periodic escalation charges. The Company's operating leases expire on various dates between March 2005 and August 2015, and the sublease expires in August 2015.

11. Retirement Savings Plan

All employees of the Company are eligible to participate in the retirement savings plan of the Company, which has two components, a defined contribution profit sharing plan and a 401(k) match program. The Company is required to make annual contributions to the plan on behalf of its employees.

12. Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on a delivery versus payment, cash or margin basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customers' or brokers' inability to meet the terms of their contracts. In margin transactions, the Company extends credit to customers collateralized by cash and securities in their account. In the event the customers or brokers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the obligations.

The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the customers' financial condition and credit ratings. The Company seeks to control the risk associated with its customer margin transactions by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company also monitors required margin levels daily and, pursuant to its guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

In the normal course of business, the Company obtains securities under securities borrowed, resale agreements, and custody agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2004, the Company obtained securities with a fair value of approximately $66,229,984 on such terms, of which approximately $56,303,723 have been either pledged or otherwise transferred to others to facilitate customer transactions.

12. Off-Balance-Sheet Credit Risk (continued)

Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", provides accounting and disclosure requirements for certain guarantees. In the normal course of business, certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to off-balance-sheet risk in the event a customer is unable to fulfill its contractual obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing brokers without limit for losses that the clearing brokers may sustain from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2004.

13. Subsequent Event

The Company entered into an agreement to purchase certain assets and liabilities of Standard & Poor's Securities, Inc. ("SPSI"), the institutional brokerage subsidiary of Standard & Poor's, that provides brokerage services for investment managers who subscribe to various Standard & Poor's analytic and research products. The Company anticipates completing the acquisition of such assets at the end of February 2005.